Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: July 20, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A PRESS ANNOUNCEMENT RELEASED ON JULY 20, 2005.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

20 July 2005

Joint Announcement by Royal Dutch Shell plc (‘Royal Dutch Shell’), N.V. Koninklijke Nederlandsche Petroleum Maatschappij (‘Royal Dutch’) and The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’)

Royal Dutch Shell unification completed

All conditions to the public exchange offer for Royal Dutch (the ‘Royal Dutch Offer’) and the scheme of arrangement of Shell Transport (the ‘Scheme’) have now been satisfied or waived and the unification will proceed with trading in Royal Dutch Shell shares and ADRs beginning today.

The order of the High Court of Justice in England and Wales sanctioning the Scheme was registered by the Registrar of Companies in England and Wales this morning.

As announced yesterday, at the close of the acceptance period of the Royal Dutch Offer, Royal Dutch shareholders had tendered 1,897,638,608 ordinary shares in the share capital of Royal Dutch (‘Royal Dutch Shares’), representing 91.69% of all issued and outstanding Royal Dutch Shares. Royal Dutch Shell exercised its right to waive down the minimum percentage of Royal Dutch Shares that must have been submitted for exchange from 95% to 75% (as announced on 8 July 2005).

Jeroen van der Veer, Chief Executive, said today: “We are now one company. The shares will trade today. Royal Dutch Shell moves forward.”

Subsequent Offer Acceptance Period

As announced yesterday, Royal Dutch Shell advises that a subsequent offer acceptance period will begin today, 20 July 2005 and will expire at 3:00 p.m. Amsterdam time on 9 August 2005 (the ‘Subsequent Offer Acceptance Period’). During this period, holders of Royal Dutch Shares will be permitted – subject to the terms of the Royal Dutch Offer documents – to tender any remaining Royal Dutch Shares.

The Subsequent Offer Acceptance Period is not an extension of the Royal Dutch Offer and it will not affect the timing of the acceptance and delivery of Royal Dutch Shares previously tendered and accepted for exchange in the Royal Dutch Offer. During the Subsequent Offer Acceptance Period there will be no withdrawal rights either for Royal Dutch Shares tendered for exchange in the Royal Dutch Offer or for those tendered during the subsequent offer acceptance period. Royal Dutch Shell will promptly accept for exchange any Royal Dutch Shares tendered during the Subsequent Offer Acceptance Period at the same exchange ratio as in the Royal Dutch Offer period (that is, two Royal Dutch Shell Class A ordinary shares for every Royal Dutch Share held in bearer or Hague registry form tendered and one Royal Dutch Shell Class A ADR (representing two Royal Dutch Shell Class A Shares) for every Royal Dutch Share held in New York registry form tendered).

Remaining Royal Dutch Shares

Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100%. of the Royal Dutch Shares. This could include a squeeze out procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or corporate entity, or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell. Further, Royal Dutch Shell could engage in one or more transactions with minority holders of Royal Dutch Shares which may include public or private exchanges, tender offers or purchases for consideration consisting of Royal Dutch Shell Shares, other securities or cash.

Settlement

Delivery of the Royal Dutch Shell “A” shares and ADRs to those holders of Royal Dutch Shares who accepted the Royal Dutch Offer prior to its expiry is expected to occur no later than 25 July 2005. However, as per usual practice, trading in Royal Dutch Shell “A” shares and ADRs can begin today.

The Royal Dutch Shell “B” shares and ADRs issued pursuant to the Scheme will be credited to shareholder accounts today and trading in Royal Dutch Shell “B” shares and ADRs can begin today.

Useful information on the Royal Dutch Shell “A” and “B” Shares can be found in the table below:

	Royal Dutch Shell “A” shares	Royal Dutch Shell “B” shares
London Stock Exchange ticker code	RDSA	RDSB
Euronext Amsterdam ticker code	RDSA	RDSB
ISIN	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL – London	B03MLX2	B03MM40
SEDOL – Euronext	B09CBL4	B09CBN6

Useful information on the Royal Dutch Shell “A” and “B” ADRs can be found in the table below:

	Royal Dutch Shell “A” ADRs	Royal Dutch Shell “B” ADRs
New York Stock Exchange ticker code	RDS.A	RDS.B
ISIN	US7802592060	US7802591070
CUSIP	780259206	780259107
SEDOL	B03MM62	B03MM73

Further details on the manner of settlement of Royal Dutch Shell shares can be found in the Royal Dutch Offer and Scheme documents dated 19 May 2005.

This announcement is made pursuant to article 9b paragraph 1 of the 1995 Decree on the Supervision of Securities Trade.

Enquiries:

Media
UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963

Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Bernadette Cunnane	+44 20 7934 2713
Netherlands:
Herman Kievits	+31 70 377 8750

Institutional Investors
UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

Private Investor Call Centres

UK Call Centre:	Freephone 0800 169 1679 (+44 1903 276323 from outside the UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time

US Call Centres:
Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time
Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Legal notices

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the ‘SEC’) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this announcement and any other documents related to the transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this announcement and other documents relating to the transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This announcement and any document relating to the transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the ‘New Zealand Securities Act’). Accordingly, neither the Royal Dutch Offer documents nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this announcement.